Exhibit 99(a)(1)(G)

FORM OF EMAIL REGARDING AMENDED OFFER DOCUMENTS

From: Michael Bell, Chief Financial Officer

To:

Subject: IMPORTANT UPDATE regarding CareDx, Inc. Stock Option Exchange Program

Date: October 24, 2017

As a result of the U.S. Securities and Exchange Commission’s (“SEC”) standard review of CareDx’s voluntary, one-time option exchange program relating to certain underwater options held by employees and directors of CareDx (the “Offer”), CareDx has filed with the SEC amended documents related to the Offer, including an amended “Offer to Exchange Certain Outstanding Options for New Options,” referred to as the “Offer to Exchange,” which is attached to this email. Also attached to this email are an updated personalized election form and updated withdrawal form.

Specifically, as a result of the SEC’s review, we amended the Offer to Exchange (and made similar changes to the election form, as applicable) to:

•	Disclose the exchange ratio applicable to the eligible option grants. The exchange ratio has not changed from that which was included in your original personalized election form.

•	Eliminate the requirement that eligible option holders agree to indemnify CareDx with respect to claims by third parties that they are entitled to rights with respect to an eligible option grant. Note, however, that we reserve the right to seek recovery of losses that we incur as a result of you exchanging an eligible option grant subject to a domestic relations order or notice of joinder (or comparable legal document as the result of the end or contemplated end of a marriage or domestic partnership) without the consent of the beneficiary of such order, notice or comparable legal document. Accordingly, if any of your eligible option grants are subject to such an order, notice or comparable legal document, you should ensure that you have the consent or authorization of the beneficiary before tendering such eligible option grant(s) for exchange.

•	Clarify that the Company’s filings with the SEC during the Offer period are not automatically incorporated by reference into the Offer documents. You are encouraged to review the filings we make with the SEC through the expiration date. We will file an amendment with the SEC to report any material changes in the information previously disclosed.

•	Disclose the Company’s ratio of earnings to fixed charges for the years ended December 31, 2015 and 2016 and the six months ended June 30, 2017.

Please note that the material terms and timing of the Offer have not changed as a result of the SEC review. If you have already made your election, you do not need to do anything.

If you want to participate in the Offer and have not yet made your election, you will need to deliver a properly completed, signed and dated election form to us so that we receive it before the offer expires, currently scheduled to be 9:00 p.m., Pacific Time, on November 8, 2017 (or such later date as may apply if the offer is extended), in accordance with the instructions set forth in the election form.

If you do nothing, you will be making a decision not to participate in the Offer and you will retain your eligible option grants subject to their current terms and conditions. Similarly, if we have not received your properly completed, signed and dated election form before the Offer expires (currently scheduled to be 9:00 p.m., Pacific Time on November 8, 2017), you will have rejected this Offer and you will keep your eligible option grants subject to their current terms and conditions. If any of your eligible option grants are incentive stock options, there is a possibility that, even if you choose not to participate in the exchange, your incentive stock options may be affected. Please refer to the Offer to Exchange for more information.

If you have questions about the Offer, please contact Theresa Yu, Finance Director by e-mail at tyu@caredx.com or by telephone at (415) 287-2392.

Thank you,

Michael Bell

Chief Financial Officer